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MAR 01 2013
Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunGard Brokerage & Securities Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Boulevard, 7th Floor
(No. and Street)

Jersey City (City) New Jersey (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal Stiles 201-499-6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013822

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OD 3/9/13

OATH OR AFFIRMATION

I, Neal Stiles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Brokerage & Securities Services, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE

FEB 27 2013

MILADIZ MENDEZ
Notary Public of New Jersey
My Commission Expires 2/2/2015

SunGard Brokerage & Securities Services, LLC
Statement of Financial Condition
December 31, 2012

pwc

Washington DC
401

SunGard Brokerage & Securities Services, LLC
Statement of Financial Condition
December 31, 2012

SunGard Brokerage & Securities Services, LLC
Index
December 31, 2012

Page(s)

Financial Statements

pwc

Independent Auditor's Report

To the Board of Managers and
Members of SunGard Brokerage & Securities Services, LLC

We have audited the accompanying Statement of Financial Condition of SunGard Brokerage & Securities Services, LLC as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a Statement of Financial Condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement of Financial Condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statement of Financial Condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the Statement of Financial Condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement of Financial Condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of SunGard Brokerage & Securities Services, LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

SunGard Brokerage & Securities Services, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	39,585,950
Cash and securities segregated under federal regulations		2,773,486
Deposits with clearing organizations		3,199,311
Receivable from brokers, dealers and clearing organizations		17,891,973
Receivable from customers		2,411
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $4,770,545		2,547,005
Receivable from affiliates		375,655
Accounts receivable, prepaid expenses and other assets		5,508,495
Total assets	$	71,884,286
Liabilities and Members' Equity		
Payable to brokers, dealers and clearing organizations	$	3,568,987
Payable to customers		134,614
Payable to Parent and affiliates		5,154,742
Accounts payable, accrued expenses and other liabilities		15,026,670
Total liabilities	$	23,885,013
Commitments and contingencies		
Members' equity	$	47,999,273
Total liabilities and members' equity	$	71,884,286

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

On January 1, 2012, Assent, LLC, a Delaware limited liability company, merged with an entity under common control, Fox River Execution Technology, LLC, an Illinois limited liability company. Immediately after the merger, the surviving Delaware limited liability company was renamed SunGard Brokerage & Securities Services, LLC ("the Company"). The net assets acquired by the Company on January 1, 2012 were $10,837,918.

The Company's Class A member is an indirect, wholly owned subsidiary of SunGard Data Systems Inc. ("SunGard" or the "Parent"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system and electronic communication networks (ECNs).

During 2012, the Company also engaged in securities clearance and corresponding clearing services for other firms. However, in October 2012, the Company ceased these activities and has only residual balances at the balance sheet date. The Company continues to maintain its clearing license. The Company has entered into clearing agreements with two broker-dealers to process and clear all of the Company's securities transactions. At December 31, 2012, the Company's clearing broker-dealers were Goldman Sachs Execution and Clearing, L.P. and Morgan Stanley & Co. LLC.

The level of cash balances which are required to be segregated under Rule 15c3-3 of the Securities and Exchange Commission have been significantly reduced due to the outsourcing of its clearing operations to clearing broker-dealers, as have deposits with clearing organizations.

During 2012, the Company also ceased to provide securities borrow and lending services to customers.

2. Summary of Significant Accounting Policies

a) *Use of Estimates in the Preparation of Financial Statements*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b) *Furniture, equipment, software and leasehold improvements depreciation*

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives.

Purchased software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease

c) As of December 31, 2012, remaining fixed assets consist primarily of computer equipment with original estimated useful lives of 3 – 5 years.

d) The members of the Company are individually liable for the taxes on their share of the Company's income. Federal taxes are not allocated to the Company. The Company is subject to local unincorporated business taxes in the jurisdictions in which it operates. The Company receives expense allocations of state business taxes paid by the Parent, which amounts are accrued for in the Statement of Financial Condition.

3. Cash

Cash consist of cash in bank accounts of $ 39,585,950 which approximates fair value.

4. Cash Segregated Under Federal Regulations

At December 31, 2012, the Company had cash of $ 1,082,657 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company also has cash of $ 1,690,829 in a special bank account for the Proprietary Accounts of Introducing Brokers (PAIB) at December 31, 2012. These approximate fair value.

5. Receivable From and Payable to Brokers, Dealers And Clearing Organizations

At the reporting date, the Company had receivables from and payables to brokers, dealers and clearing organizations consisting of the following:

Receivable		
Securities failed to deliver	$	7,925
Clearing brokers		17,884,048
	$	17,891,973
Payable		
Securities failed to receive	$	6,025
Clearing brokers		3,562,962
	$	3,568,987

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

6. Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts due on cash and margin securities transactions. Securities owned by customers that collateralize the receivables are not reflected in the accompanying statement of financial condition. Refer to note 1.

Receivable balances are aged at reporting date and for balances outstanding longer than 90 days a level of impairment is taken to the Statement of Operations. Total impairment recognized at December 31, 2012 is immaterial.

7. Employee Compensation and Benefits

Equity Incentive Plans

Under the Parent's time-based and performance-based equity incentive plans, awards or options to purchase shares of stock may be granted to key employees. Time-based options are subject to a five-year vesting schedule. Performance-based options vest upon attainment of certain annual and cumulative earnings goals. Both time-based and performance-based options are granted for a ten year term.

Accounting standards for stock-based compensation require companies to expense the fair value of employee stock options and similar awards over the employee requisite service period. Under the fair value recognition provisions of the accounting standards for stock-based compensation, stock-based compensation expense is measured at the grant date based upon the value of the award. For time-based options, compensation expense is recorded on a straight line basis over the requisite service period of five years. For the performance-based options, compensation expense is recorded at the time that the achievement of financial performance goals become probable, and then is recorded over the requisite performance and service periods.

Savings Plan

The Company participates in SunGard Data Systems, Inc. 401(k) defined contribution Plan (the "Plan") covering substantially all Company employees.

Bonus

Employees participate in a performance based bonus plan which is fully accrued at the yearend balance sheet date and is paid out in the first quarter of the following year. Other key personnel participate in a stay bonus which accrues annually and is paid out at various intervals.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $ 250,000 or 2% of aggregate debit balances, as defined. At December 31, 2012, the Company had net capital of $ 39,051,872, which exceeded its minimum requirement of $ 250,000 by $ 38,801,872.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2012, the Company computed the reserve requirement for customers and was required to segregate $ 134,613 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2012, the amount held on deposit in the special reserve bank account was $ 1,082,657.

The Company also computed the reserve requirement for the Proprietary Accounts of Introducing Brokers (PAIB). At December 31, 2012, the Company's calculation required $ 522,237 to be segregated in the special reserve account for the exclusive benefit of our introducing broker-dealers. The amount on deposit in the reserve bank account at December 31, 2012, was $ 1,690,829.

9. Commitments and Contingencies

The Company leases office space, equipment under lease agreements and has other operating commitments expiring on various dates through 2016. Certain leases contain provision for rent escalation. At December, 2012, the future minimum commitments are as follows:

Next 12 months	$	1,815,398
Next 13-24 mos.		669,352
Next 25-36 mos		325,460
Next 37-48 mos.		295,500
Next 49-60 mos.		-
Thereafter		-
	$	3,105,710

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

10. Financial Instruments with Off-Balance Sheet Risk and Market Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker-dealers. The Company provides execution services, and the clearing broker-dealers carry the accounts of the customers and are responsible for the collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing brokers.

The Company clears all of its trades through two clearing brokers. The Company is required to maintain balances with each of its clearing brokers which can fluctuate based on trading activities. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company is exposed to credit risk from the potential inability of counterparties to perform in accordance with the terms of the contract.

The Company maintains deposits at a bank in excess of federally insured limits. The Company has a policy of monitoring, as considered necessary, the creditworthiness of the bank.

11. Related Party Transactions

At December 31, 2012, the amount payable to Parent and affiliates represent such amount payable to the Company for unsettled items and receivable from affiliates represent amounts due to the Company. In November 2012, a receivable due to the Company from an affiliate was charged against equity as the receivable deemed to be uncollectible. The receivable had been created by a GAAP accounting adjustment from the acquisition of the Trading Desk in October 2011.

The Company pays management fees to SunGard and administrative fees to an affiliate for administrative and other expenses.

The Company also reimburses SunGard for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company pays various affiliates for service bureau services for securities transaction processing, data storage and communications.

In addition, the Company also paid affiliates facilities fees.

State business minimum tax payments made by the Parent or affiliates that related to the Company's activities in a number of states are allocated to the Company.

All remaining payables and receivable balances at December 31, 2012 between the Company and Parent or affiliates are separately disclosed on the Statement of Financial Condition.

The Company's clearing broker-dealer Goldman Sachs Execution and Clearing, L.P is one of a group of private equity partners who has an ownership in SunGard.

12. Furniture, equipment, software and leasehold improvements

	Furniture	Equipment	Software	Leasehold Improvements	Total
Cost					
Balance at January 1, 2012	$ 9,278	$ 3,391,562	$ 912,117	$ 24,916	$ 4,337,873
Additions for the period	71,461	254,454	39,058	89,136	454,109
Additions through acquisitions	216,463	1,946,082	262,407	100,616	2,525,568
Balance at December 31, 2012	$ 297,202	$ 5,592,098	$ 1,213,582	$ 214,668	$ 7,317,550
Accumulated depreciation and impairment					
Balance at December 31, 2012	$ (47,981)	$ (3,769,061)	$ (874,943)	$ (78,560)	$ (4,770,545)
Carrying amount					
Balance at December 31, 2012	$ 249,221	$ 1,823,037	$ 338,639	$ 136,108	$ 2,547,005

13. Member's Equity

During 2012 the Company had two classes of members' interest as follows:

The Class A member receives the full allocation of net profits and losses. Class D members have a equity interest as part of a Joint Back Office Agreement with the Company as part of its correspondent clearing agreement. The Class D interest does not have any voting rights nor receives any allocation of profits or losses. The Class D memberships were terminated during 2012. At December 31, 2012 there was only a sole Class A member.

14. Subsequent Events

On January 31, 2013, the Company paid a cash dividend of $3,500,000. The Company has evaluated subsequent events and has determined there are no others requiring disclosure through the date of these financial statements.